CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: January 8th, 2002

CENTURION ENERGY ANNOUNCES A NORMAL COURSE ISSUER BID

Calgary, Alberta - Centurion Energy International Inc. (TSE: CUX) announces that on January 10, 2002 it will renew its normal course issuer bid (the "Bid"). The Corporation intends to acquire for return to treasury up to 3,107,619 (approximately 5%) of its current 62,152,388 issued outstanding common shares, being the maximum number of shares it is permitted to acquire pursuant to a normal course issuer bid under applicable securities legislation. The Bid will expire on the earlier of January 9, 2003 and the date upon which the Corporation acquires the maximum number of common shares subject to the Bid.

Under the Bid the Corporation will acquire, from time to time, its common shares for cash through the facilities of The Toronto Stock Exchange for this purpose. For any particular trade, the Corporation will not purchase common shares at a price higher than the price of the immediately preceding trade on the open market by independent parties.

The Corporation believes its shares are trading at less than their net asset value and represent a good investment for the Corporation.

The Corporation has acquired an aggregate of 3,012,000 of its common shares at an average price of $0.70 per share by way of a normal course issuer bid that commenced on December 19, 2000 and expired on December 18, 2001.

Centurion Energy International Inc. is an independent international oil and gas company with operations in Tunisia and Egypt.

For More Information:
Said S. Arrata, President and CEO, or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com